

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 14, 2020

Eric A. Adams
President and Chief Executive Officer
InMed Pharmaceuticals Inc.
Suite 310-815 W. Hastings Street
Vancouver, B.C. V6C 1B4
Canada

**Re: InMed Pharmaceuticals Inc.**
**Amendment No. 4 to Registration Statement on Form S-1**
**Filed October 8, 2020**
**File No. 333-239319**

Dear Mr. Adams:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 4 to Registration Statement on Form S-1 filed October 8, 2020

Exhibits

1. Please have counsel file a revised Exhibit 5.1 opinion that includes the opinion that the warrants will be binding obligations of the company. For guidance, refer to Section II.B.1.f of Staff Legal Bulletin No. 19.

You may contact Ibolya Ignat at 202-551-3636 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters.  Please contact Jeffrey Gabor at 202-551-2544 or Christine Westbrook at 202-551-5019 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc:     Daniel M. Miller, Esq.